June 9, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: Patrick Faller and Kathleen Krebs

Re:	Near Intelligence, Inc. Registration Statement on Form S-1 Filed April 12, 2023 File No. 333-271229

Ladies and Gentlemen:

On behalf of Near Intelligence, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 2, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 12, 2023. We are concurrently filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are supplementally providing to the Staff by overnight delivery, a copy of this letter, a clean copy of the revised Registration Statement, and a copy of the revised Registration Statement marked to show all changes from the version that was filed on April 12, 2023.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Registration Statement filed on April 12, 2023), all page references herein correspond to the pages of the revised Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the revised Registration Statement.

Registration Statement on Form S-1 filed April 12, 2023

General

1.	You indicate that you are registering the primary offering by the company of the shares issuable upon exercise of the warrants that were offered and sold privately to the Sponsor at the time of the SPAC IPO (the “Private Placement Warrants”). As the offer of the shares issuable upon exercise of the Private Placement Warrants has already been made privately, please revise to register the resale of these shares and provide the disclosure required by Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the revised Registration Statement, the Company has removed the registration of the shares issuable upon exercise of the Private Placement Warrants. On May 10, 2023, the Company filed with the Commission a Registration Statement on Form S-1 (File No. 333-271795) (the “May 10 Resale Registration Statement”), which registers the resale of the shares issuable upon exercise of the Private Placement Warrants. The disclosure required by Item 507 of Regulation S-K is contained in the May 10 Resale Registration Statement.

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U.S. Securities and Exchange Commission Division of Corporation Finance June 9, 2023 Page 2

Cover Page

2.	Disclose the price that the Sponsor paid for the Private Placement Warrants.

Response: In response to the Staff’s comment, the Company references its response to Comment #1 above, and respectfully advises the Staff that the Company has disclosed in the May 10 Resale Registration Statement the price that the Sponsor paid for the Private Placement Warrants.

3.	Disclose the exercise price of the warrants compared to the market price of the underlying security. Disclose that cash proceeds associated with the exercise of warrants to purchase your common stock are dependent on your stock price, that the warrants are currently out of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, disclose you may not receive cash upon the exercise of the Private Placement Warrants since these warrants may be exercised on a cashless basis. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and, with respect to the Public Warrants, has revised the Registration Statement accordingly. Please see the disclosure on the cover page and pages 9, 36, 41 and 60 of the revised Registration Statement.

With respect to the disclosure related to the Private Placement Warrants, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included such disclosure in the May 10 Resale Registration Statement.

Summary of the Prospectus, page 1

4.

Please update your prospectus summary to discuss recent developments such as the consummation of the business combination (including the proceeds received from the SPAC trust account following redemptions and amount of fees and expenses related to the business combination), the March 31, 2023 convertible debentures and warrants financing, and the status of the conditions under the Blue Torch Financing Agreement. In addition, consider providing a summary of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 1-6 and 9 of the revised Registration Statement. In addition, the Company has updated the disclosure regarding recent financing transactions and the status of the conditions of the Financing Agreement. Please see the disclosure on pages 47-52 and 62-64.

U.S. Securities and Exchange Commission Division of Corporation Finance June 9, 2023 Page 3

Risk Factors

Risks Related to Ownership of Our Securities, page 4

5.	Disclose the risk that the Public Warrants and other warrants may never be in the money and may expire worthless. Discuss the potential impact on your liquidity, financial condition and results of operations if you never receive cash proceeds from the exercise of your warrants.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 7, 9, 36, 41 and 60 of the revised Registration Statement.

Risks Related to Ownership of Our Securities, page 29

6.	Please add risk factor disclosure that addresses the extent of your outstanding shares that are subject to lock-up agreements. Discuss how the number of redemptions in connection with the Business Combination has impacted the size of your public float that is not subject to lock-up agreements and how this may affect your trading volume and the volatility of the share price of your common stock.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 34 of the revised Registration Statement.

Warrants will become exercisable for our securities, which would increase the number of shares eligible for future resale…, page 29

7.	Disclose the percentage that the shares you are registering currently represent of the total number of your shares outstanding. To illustrate the full extent of dilution your shareholders may experience, disclose the total number of shares issuable at the strike price for the additional warrants you describe in this risk factor.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 35 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

8.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. Your discussion should reflect the fact that the extent of the redemptions prior to the consummation of the Business Combination reduced the gross proceeds available to the company from the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 60 of the revised Registration Statement.

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9.	You state on page 49 that “[a]s of the date hereof, we are in compliance with the covenants under the Financing Agreement and we expect to remain in compliance with our covenants.” Elsewhere, you indicate that as of April 12, 2023, you have not fully satisfied certain financing conditions pursuant to the Financing Agreement and that if you are unable to satisfy those conditions by April 15, 2023, you “do not expect to be able to make such prepayment and, as a result, Blue Torch may declare an event of default under the Financing Agreement.” Please revise and update your disclosure under “Liquidity and Capital Resources” to expand on the steps you are taking to avoid a breach of your covenants, the impact or reasonably likely impact of a default on your financial condition or operating performance (including the effects of any cross-default or cross-acceleration or similar provisions), and alternate sources of funding to pay off resulting obligations or replace funding. See Sections I.D and IV.C of SEC Release No. 33-8350. To provide context, disclose the amount outstanding under the Financing Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that several events occurring subsequent to the initial filing of the Registration Statement impacted the Company’s obligations under the Financing Agreement, as well as its liquidity and overall financial condition. As of the date hereof, the Company is in compliance with the covenants under the Financing Agreement. The Company has revised the Registration Statement to reflect these subsequent events as well as the amount outstanding under the Financing Agreement. Please see the disclosure on pages 2-6, 47-52, and 62-64 of the revised Registration Statement.

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U.S. Securities and Exchange Commission Division of Corporation Finance June 9, 2023 Page 5

If you have questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5367.

Very truly yours,

/s/ Rosebud Nau
Rosebud Nau
Haynes and Boone, LLP

cc:	Anil Mathews, Chief Executive Officer
Rahul Agarwal, Chief Financial Officer
Jay Angelo, General Counsel